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17016822

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SEC Mail Processing Section

MAR 01 2017

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL SUISSE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Fourth Avenue, Suite 1500
(No. and Street)

Seattle	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Heyne (206) 618-3474

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan LLP

(Name – *if individual, state last, first, middle name*)

601 Union St	Seattle	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Steffen Buschbacher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Suisse, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

27 February 2017

Signature

Chief Executive Officer

Title

Notary Public Commission expires 31 October 2017



BERNARD CORDELL
NOTARY PUBLIC - ENGLAND AND WALES

Protocol No 1112/17

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL SUISSE, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2016

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

CAPITAL SUISSE, LLC

CONTENTS

petersonsullivan LLP
Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
Capital Suisse LLC
Seattle, Washington

We have audited the accompanying statement of financial condition of Capital Suisse LLC ("the Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in accordance with accounting principles generally accepted in the United States.

Peterson Sullivan LLP

Seattle, Washington
February 24, 2017

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

An independent firm associated with
MOORE STEPHENS

CAPITAL SUISSE, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	37,803
Receivables		6,926
Other assets		71
Total assets	**$**	**44,800**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	17,525
MEMBER'S EQUITY		27,275
Total liabilities and member's equity	**$**	**44,800**

The accompanying notes are an integral part of this financial statement.

CAPITAL SUISSE LLC
NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Business

Capital Suisse, LLC (the "Company"), a Washington limited liability company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's offices are located in Seattle, Washington and the Company provides corporate advisory services and the private placement of securities.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability of the owner is generally limited to amounts invested.

2. Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition is presented in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable consists of fees earned from consulting, advisory and placement services. Management performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Estimated credit losses are recorded as an allowance against accounts receivable and are based on management's estimates as a result of its evaluation of the collectability of accounts receivable based on customer financial condition, economic conditions and other factors. Accounts are written off when deemed uncollectible by management. The Company historically has not experienced material credit losses and therefore no allowance for doubtful accounts was required for December 31, 2016.

Income Taxes

Capital Suisse LLC is a Delaware limited liability company and is treated as a partnership for federal income tax purposes. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements. Capital Suisse LLC may be subject to income taxes in certain local jurisdictions in which it operates, primarily related to unincorporated business taxes.

Subsequent events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was February 24, 2017. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

3. Related Party Transactions

The Company received reimbursement of certain shared expenses from affiliates, including reimbursement of rent and certain compliance technologies, as well as reimbursement of travel expenses by a member. For the year ended December 31, 2016, the Company received $20,560.46 in reimbursements from affiliates. The reimbursement arrangements were terminated in November of 2016. The outstanding accounts receivable balance at December 31, 2016, is comprised of these reimbursement amounts.

4. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2016, the Company had net capital and net capital requirements of $20,278 and $5,000 respectively. The net capital was in excess of the required net capital level by $15,277. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.86 to 1. In accordance with Rule 15c3-1, the Company's net capital ratio cannot exceed 8 to 1 in the first 12 months after commencing operations as a broker-dealer.

5. Commitments and Contingencies

The Company has a month-to-month sub-lease at its primary office as of December 31, 2016.

Other than the lease commitment noted above, as of December 31, 2016, management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligation.